UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

TAUBMAN CENTERS, INC.
(Name of Registrant as Specified in Its Charter)

LAND & BUILDINGS CAPITAL GROWTH FUND, LP L&B REAL ESTATE OPPORTUNITY FUND, LP LAND & BUILDINGS GP LP LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC JONATHAN LITT
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2018

ANNUAL MEETING OF SHAREHOLDERS
OF
taubman centers, inc.
_________________________

PROXY STATEMENT
OF
Land & buildings capital growth fund, lp
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Land & Buildings Capital Growth Fund, LP (“L&B Capital”), L&B Real Estate Opportunity Fund, LP (“L&B Opportunity”), Land & Buildings GP LP (“L&B GP”), Land & Buildings Investment Management, LLC (“L&B Management”), and Jonathan Litt (collectively, “Land & Buildings” or “we”) are significant shareholders of Taubman Centers, Inc., a Michigan corporation (“Taubman” or the “Company”), who beneficially own in the aggregate 1,114,947 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 1.8% of the Company’s outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the Company is being run in a manner consistent with shareholders’ best interests. We have nominated a director candidate who has a strong, relevant background and who is committed to fully exploring all opportunities to unlock shareholder value. We are seeking your support at the Annual Meeting of Shareholders scheduled to be held on __________, 2018 [at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009], at _:___ _.m., Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Land & Buildings’ director nominee, Jonathan Litt (the “Nominee”), to the Board as a director to serve until the 2019 Annual Meeting of Shareholders (the “2019 Annual Meeting”) and until his respective successor is duly elected and qualified;
2.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;
3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers;
4.	To approve the 2018 Omnibus Long-Term Incentive Plan (the “2018 LTI Plan”);
5.	To approve Land & Buildings’ non-binding business proposal to request that the Board eliminate the dual class voting stock structure by offering to exchange shares of the Company’s Common Stock for the Series B Non-Participating Convertible Preferred Stock that is owned by members of the Taubman family; and
6.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

This Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about _______, 2018.

We believe that the terms of three directors serving on the Board expire at the Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our Nominee, but also the candidates who have been nominated by the Company other than __________. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.

As of the date hereof, the members of Land & Buildings, which includes L&B Capital, L&B Opportunity, L&B GP, L&B Management and Mr. Litt (the “Members of Land & Buildings”), collectively own an aggregate of 1,114,947 shares of Common Stock. The Members of Land & Buildings intend to vote their shares FOR the election of the Nominee, FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018, AGAINST the advisory vote to approve the Company’s executive compensation, AGAINST approval of the 2018 LTI Plan, and FOR the non-binding proposal to request that the Board eliminate the dual class voting stock structure, as described herein.

The Company has set the close of business on April 2, 2018 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324. According to the Company’s proxy statement, holders of record of shares of Common Stock and the Company’s Series B Non-Participating Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock” and together with the Common Stock, the “Voting Stock”), as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Holders of Common Stock and Series B Preferred Stock (on a fully converted basis) vote together as a single class on all matters at the Annual Meeting. Each outstanding share of Voting Stock is entitled to one vote on each matter to be voted upon at the Annual Meeting.

According to the Company, as of the Record Date, there were 85,929,433 shares of Voting Stock outstanding, consisting of 60,992,212 shares of Common Stock and 24,937,221 shares of Series B Preferred Stock. According to the Company’s proxy statement, holders of Series B Preferred Stock are entitled to vote on all matters at the Annual Meeting together with holders of Common Stock on an as-converted basis. The Series B Preferred Stock is convertible into shares of Common Stock at a ratio of 14,000 shares of Series B Preferred Stock to one share of Common Stock.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH LAND & BUILDINGS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

LAND & BUILDINGS URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

www.savetaubman.com

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 IMPORTANT

Your vote is important, no matter how many or few shares of Voting Stock you own. Land & Buildings urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee, FOR the non-binding proposal to eliminate the dual class voting stock structure, and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting.

•

If your shares of Voting Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Land & Buildings, c/o First Coast Results, Inc., in the enclosed postage-paid envelope today.

•

If your shares of Voting Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Voting Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Voting Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominee only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King & Co., Inc. (“D.F. King”) at the phone numbers listed below.

.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

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Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	For 14 years, Land & Buildings’ Founder and Chief Investment Officer, Jonathan Litt, has analyzed and published investment opinions on the Company.
•	For the past 10 years, since Land & Buildings was formed, Mr. Litt has continued to analyze the investment opportunity at the Company and has met with members of its management team.
•	On May 13, 2016, Mr. Litt e-mailed the Company’s Chairman, President and Chief Executive Officer, Robert S. Taubman (“Bobby Taubman”), to schedule a meeting to discuss the Company.
•	Between June 2016 and September 2016, Land & Buildings and the Company held a series of meetings to discuss, among other things, Land & Buildings’ concerns with the Company’s stock price, operating underperformance (inferior net operating income margins and bloated general and administrative expense), poor capital allocation decisions (Asian and other projects as well as overall size of the development pipeline), poor corporate governance practices, Land & Buildings’ belief that the Company’s stock price trades at a discount relative to its net asset value, the paths available to close the valuation discount and Land & Buildings desire to work collaboratively with the Company to address these concerns. During a meeting with management in August 2016, Mr. Litt offered to join the Board to reach a collaborative solution.
•	By mid-September 2016, it had become clear to Land & Buildings that the Board was unwilling to reach a collaborative solution.
•	On October 19, 2016, Land & Buildings issued a press release and an open letter to the independent members of the Board informing them that Land & Buildings had released an investor presentation titled, “Unlocking Trapped Value Rooted in Decades of Poor Stewardship,” highlighting what Land & Buildings believed to be the opportunities available to the Company and that Land & Buildings would be hosting a public conference call later that day to discuss the presentation. The investor presentation and public conference call highlighted Land & Buildings’ belief that the Company was substantially undervalued, and how, in Land & Buildings’ view, the substantial discount to the estimated net asset value of the Company could be unlocked by modernizing the Company’s corporate governance and improving its operations and capital allocation.
•	On October 24, 2016, Land & Buildings issued a press release expressing its belief that the Company violated its Articles of Incorporation (the “Charter”) by reducing the size of the Board from nine directors to eight directors following William U. Parfet’s resignation on September 27, 2016. Land & Buildings explained in the press release that the Charter provides that the size of the Board will be fixed at nine directors so long as the holders of the Series B Preferred Stock continue to have the right to designate up to four nominees to the Board and that the Company’s public disclosure has made it clear that the holders of the Series B Preferred Stock continue to have such rights.
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•	On October 25, 2016, the day after Land & Buildings’ press release disclosing what it believed to be a likely Charter violation, the Company filed a Form 8-K stating that it expects to add a new director to replace Mr. Parfet after shrinking the Board to eight members.
•	On October 26, 2016, Land & Buildings issued a press release in response to the Company’s disclosure from the prior day that it was conducting a search for Mr. Parfet’s replacement. Land & Buildings also highlighted its view that it would be inappropriate for the Board to unilaterally appoint a new Board member without shareholder input and noted the various criteria that it believed that any new director nominee put forward by the Board should meet to reverse the course of value destruction at Taubman.
•	On December 6, 2016, Land & Buildings delivered a private letter to the Audit Committee of the Board stating that it was deeply concerned with the apparent long-time dominance over the Company by the members of the Taubman family (consisting of Mr. Bobby Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust, collectively the “Taubman Family”). In the letter, Land & Buildings urged the Audit Committee to retain its own advisors, separate and apart from the Company’s and the Taubman Family’s advisors, to investigate various issues, including, in Land & Buildings’ view, (i) an apparent Charter violation as a result of the Taubman Family’s ownership of shares in excess of the ownership limitations, (ii) the resulting potential REIT status qualification risk, (iii) the Taubman Family’s likely violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for failing to make certain filings, and (iv) whether the Taubman Family complied with applicable antitrust regulations under the Hart-Scott-Rodino Act. Land & Buildings asked for a response from the Audit Committee by December 12, 2016.
•	On December 13, 2016, Land & Buildings issued a press release summarizing the concerns it had raised to the Audit Committee on December 6, 2016, and announcing that it would be hosting a public conference call later that day to discuss the press release.
•	On December 15, 2016, the Company issued a press release announcing its appointment of Cia Buckley Marakovits to the Board and existing Board member Myron E. “Mike” Ullman III as Lead Director.
•	On December 16, 2016, Land & Buildings issued a press release commenting on the corporate governance announcements made by the Company the prior day, which Land & Buildings’ believe were reactive to its involvement. Land & Buildings also noted that while it would typically welcome these changes, it questioned whether the appointment of Ms. Marakovits to the Board and Mr. Ullman as Lead Director were appropriate and in the best interests of shareholders.
•	On January 24, 2017, Land & Buildings issued a press release and an open letter to the independent members of the Board describing its continued frustrations with the independent directors and their apparent failure to address the Company’s undervaluation and outlining Land and Buildings’ plan to help unlock value at the Company. In the letter, Land and Buildings stated that if the Company continued to ignore its concerns and recommendations, Land & Buildings was prepared to nominate directors for election at the Annual Meeting.
•	On February 2, 2017, Land & Buildings delivered a private letter to Mr. Ullman, stating that it was deeply concerned about the impact the Company’s stock price has suffered as a result of the Taubman Family’s effective control of the Company through their ownership of the Series B Preferred Stock, which they purchased in 1998 for $38,400. Land & Buildings suggested a special committee of the Board, consisting of the Board’s independent directors, be created and an independent advisor hired to evaluate ways to address the Taubman Family’s ownership of the Series B Preferred Stock.
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•	On February 13, 2017, Land & Buildings issued a press release and an open letter to the independent members of the Board following another quarter of disappointing earnings results, from both an operational and capital allocation standpoint, which Land & Buildings believes is related to the Taubman Family’s effective control and influence over the Company. Land & Buildings further stated that it was highly disturbed that the Company has destroyed shareholder value rather than engage constructively with Land & Buildings to identify ways to unlock value.
•	On February 23, 2017, Mr. Litt, in an effort to have productive separate discussions with Mr. Bobby Taubman and Mr. Ullman, e-mailed each of Mr. Bobby Taubman and Mr. Heaphy and meetings were subsequently scheduled.
•	On February 24, 2017, Mr. Litt and Mr. Bobby Taubman had a telephonic meeting, during which they discussed the previously stated issues that Land & Buildings believes to be contributing to the Company’s depressed valuation. Mr. Bobby Taubman reiterated his prior views that the Company was on the right path and suggested no productive collaboration with Land & Buildings was necessary.
•	On March 1, 2017, Land & Buildings delivered a letter (the “Nomination Letter”) to the Company’s General Counsel, Executive Vice President and Assistant Secretary, Chris B. Heaphy, providing formal notice to the Company, in accordance with the Company’s Bylaws (the “Bylaws”), of Land & Buildings’ nomination of Charles Elson and Mr. Litt for election to the Board at the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).
•	On March 2, 2017, Land & Buildings issued a press release announcing its delivery of the Nomination Letter to the Company. In the press release, Land & Buildings stated that its highly-qualified nominees have the right mix of governance expertise and sector experience to address the numerous issues that it believes to have persistently plagued the Company. Land & Buildings also reiterated its belief that the Company’s governance changes since Land & Buildings’ initial engagement were reactive to its involvement and designed to preserve the status quo.
•	On March 10, 2017, Mr. Elson and Mr. Ullman had a telephonic meeting where Mr. Elson expressed his desire to work collaboratively with the Company and highlighted his significant experience serving on the boards of various companies whose long-term shareholders have enjoyed attractive outcomes based in part on Mr. Elson’s efforts to enhance corporate governance, replace management and explore strategic alternatives for such companies. Mr. Elson also expressed to Mr. Ullman that the Company’s poor corporate governance provided an attractive opportunity for him to apply his expertise.
•	On March 13, 2017, Land & Buildings delivered a private letter to Mr. Ullman reiterating Land & Buildings’ strong preference to work collaboratively with the Board. Land & Buildings stated that Messrs. Elson and Litt bring unique perspectives that would meaningfully contribute to the direction of the Company and offered for Messrs. Elson and Litt to attend the Company’s next Board meeting to share their views.
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•	On March 22, 2017, Land & Buildings delivered a books and records request to the Company pursuant to Section 450.1487 of the Michigan Business Corporation Act.
•	On April 6, 2017, Land & Buildings delivered a private letter to Mr. Ullman stating that it is deeply disappointed that Mr. Ullman, as Lead Director, has not responded to Land & Buildings’ concerns as well as its suggestion that its Nominees and other leading REIT professionals present to the Board their views and perspectives on the Company. Land & Buildings also reiterated its preference to work collaboratively with the Company.
•

On May 17, 2017, Land & Buildings filed a complaint seeking Declaratory and Injunctive Relief in the United States District Court for the Eastern District of Michigan (the “District Court”), against the Company, alleging, among other things, that the Taubman Family’s ownership of the Series B Preferred Stock violates the ownership limits set forth in the Charter.

•	On May 23, 2017, Land & Buildings issued a press release to announce that the two leading independent proxy voting advisory firms, Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), each recommended that the Company’s shareholders vote on Land & Buildings’ GOLD proxy card to support both of Land & Buildings’ nominees, Messrs. Elson and Litt, at the 2017 Annual Meeting.
•	With regard to the Company’s problematic corporate governance practices, ISS noted the following in its report:

“The governance issues raised in this contest are among the company's most salient challenges at present and bear ongoing consequences for shareholder value. The dissident has made a compelling case that the board is in need of additional perspectives—particularly in the area of corporate governance—and additional motivation to center its core constituency.”

Likewise, Glass Lewis criticized the Company’s significant corporate governance issues, noting the following:

“[W]e believe the Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as a classified board and a dual-class voting stock structure, among others, to disenfranchise common shareholders, as well as the board's general resistance to progressive governance changes, combined with a lack of accountability on the board level, all of which have contributed to sub-optimal operational and TSR performance in recent years, firmly establishes a case for the minority board changes sought by the Dissident.”

“[C]hanges -- beyond those that the Company has recently made partly in reaction to the Dissident's campaign -- are needed… in order to further refresh the board, modernize the Company's corporate governance structure, instill a culture of accountability and increase independent shareholder representation and oversight. Simply maintaining the status quo is not likely to result in the best potential outcome for common shareholders, in our view, from a governance or value perspective.”

•	On May 30, 2017, the Company issued a press release announcing its commitment to declassify and refresh the Board.
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•	On May 31, 2017, Land & Buildings issued a press release noting, among other things, its Nominees commitment to working collaboratively with Taubman if elected at the 2017 Annual Meeting and expressing its belief that the Company’s announcement to declassify the Board just two days before the 2017 Annual Meeting fails to address the deeply embedded issues with the Company’s governance structure.
•	On June 1, 2017, the Company held its 2017 Annual Meeting. Later that day, Land & Buildings issued a press release to comment on the preliminary voting results of the Annual Meeting, expressing gratitude to all Taubman shareholders that voted to support Land & Buildings case for change. Although the Company announced that all of its directors were re-elected at the Annual Meeting, Land & Buildings noted that a majority of non-Taubman family shareholders supported Messrs. Elson and Litt, including near-unanimous support from active managers.
•	On June 2, 2017, Land & Buildings sent a private letter to Mr. Bobby Taubman concerning the Company’s plan to declassify and refresh the composition of the Board, requesting a response by June 5, 2017.
•	On June 5, 2017, Land & Buildings filed the first amended complaint (the “Amended Complaint”) against the Company in the District Court.
•	On June 6, 2017, the Company filed a Current Report on Form 8-K issuing the results of the election of the directors at the 2017 Annual Meeting. Despite obtaining a majority of non-Taubman family shareholders support, the Land & Buildings nominees, Messrs. Elson and Litt, were not elected to the Board.
•	Also on June 6, 2017, Land & Buildings issued a press release outlining the steps it believes should be taken to improve the Company. In the press release, Land & Buildings stated that it would proceed with its complaint to enforce what it believes to be the Company’s breach of the ownership limit in the Charter by the Taubman Family, issued a list of questions that it believes shareholders deserve answers to when management meets with investors, urged the Board to immediately provide specific details on its plans to implement its eleventh hour governance commitments, and announced that it remained committed to ensuring that the Company undertakes and properly executes initiatives to realize the Company’s full potential.
•	On June 8, 2017, Land & Buildings issued a press release announcing that it would host a conference call on June 12, 2017 to discuss some of the next steps that it believes that shareholders demand based on the support of a majority of non-Taubman family shareholders at the 2017 Annual Meeting.
•	On June 12, 2017, Land & Buildings issued a press release announcing the initiation of the process to call for a special meeting of shareholders to propose advisory votes on: (1) the immediate declassification of the Board, (2) seeking the consent of the directors recently elected at the 2017 Annual Meeting to agree to stand for election at the 2018 Annual Meeting together with the directors elected in 2015, and (3) to carry out the promised refreshment of the Board by replacing three incumbent directors with three new independent directors by no later than the 2018 Annual Meeting.
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•	On June 30, 2018, Land & Buildings filed a definitive solicitation statement in connection with its request to call a special meeting of shareholders to propose advisory votes on the immediate declassification and refreshment of the Board.
•	On July 10, 2017, Land & Buildings issued a press release announcing that it has filed and mailed a definitive solicitation statement requesting that shareholders join its efforts to call a special meeting of Taubman shareholders and request that the Board immediately enact its promised and much-needed governance enhancements.
•	On July 19, 2017, Land & Buildings issued a presentation to regarding its request to call a special meeting of shareholders.
•	On July 27, 2017, the Company issued a press release regarding updates to its corporate governance, specifically, Taubman’s promised board refreshment and declassification commitments.
•	On July 27, 2017, Land & Buildings issued a press release in response to Taubman’s announced updates to its board refreshment and declassification, noting its disappointment that the declassification would occur over a 3-year period rather than immediately as requested by Land & Buildings in connection with its request to call a special meeting of Taubman shareholders. Land & Buildings also highlighted the criteria that it believes any new member of the Board should meet.
•	On August 7, 2017, Land & Buildings issued a press release following Taubman’s disappointing second quarter 2017 earnings release, highlighting its belief that management change is needed at the Company.
•

On August 16, 2017, the District Court entered an Opinion and Order (the “Order”) dismissing the Amended Complaint. The District Court dismissed Counts II and III of the Amended Complaint, which alleged that TCO breached the Charter by permitting the Taubman defendants to vote in excess of 8.23% of the value of TCO’s outstanding Capital Stock. The District Court concluded that (i) the market price of the Taubman defendants’ Series B Preferred Stock is “nominal” since “the charter itself establishes that the liquidation value of Series B preferred stock is $.001 per share and that Series B stock is convertible at a ratio of 14,000 to 1”; (ii) “the Board used this valuation formula to assign nominal value to Series B stock and conclude that the Taubman family’s holdings did not violate the ownership limit”; and (iii) “the Board’s determination” is “final and binding” under Section 2(d)(vii) of Article 3 of the Charter.

•	On September 13, 2017, Land & Buildings appealed the Order (the “Appeal”) to the United States Court of Appeals for the Sixth Circuit (the “Sixth Circuit”).
•	On September 29, 2017, Taubman filed an 8-K announcing the Board’s adoption of an exclusive forum By-Law amendment.
•	On October 2, 2017, Land & Buildings issued a press release expressing its concerns with the Board’s unilateral adoption of the exclusive forum By-Law amendment, noting that it serves to further disenfranchise shareholders despite the Company’s touted commitment to enhancing corporate governance given that it limits the jurisdiction in which Taubman shareholders can legally challenge the Company to Taubman’s home turf in Michigan. Land & Buildings also noted that leading proxy advisory firms have criticized such shareholder-unfriendly Bylaw amendments.
•	On October 26, 2017, Land & Buildings issued a press release and presentation titled “Taubman Mall Visits Debunk Myth of Dying Malls” regarding a photo tour of Taubman’s nine dominant malls, highlighting that Taubman’s malls are not the issue and expressing its belief that Taubman’s problems lie with management and poor oversight by the Board.
•	On November 13, 2017, Land & Buildings issued a presentation titled “The Class A Mall is Not Dead – Photo Mall Tour Reveals Bustling Activity Mall Tour Reveals Bustling Activity” highlighting that Class A malls were drawing value investors following share price declines and expressing its belief that valuations were disconnected from fundamental growth.
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•	On November 28, 2017, Land & Buildings issued a press release and presentation titled “Black Friday Debunks the Mall is Dead Myth – Value Consumers are Flocking to the Malls and Value Investors are Buying the Stocks” regarding a Black Friday photo tour of Taubman Centers.
•	On December 19, 2017, Land & Buildings issued a press release and presentation titled “Taubman Centers Too Cheap To Ignore - Value Investors Buying High-Quality Mall Real Estate” regarding the severe discount that Taubman trades at in light of the recently announced acquisition of Westfield Corp. (ASX:WFD) by Unibail-Rodamco.
•	On February 26, 2018, Land & Buildings issued a press release following Taubman’s disappointing fourth quarter earnings report, highlighting the continued poor performance at the Company and expressing its belief that the Board’s actions to date have been reactive to investor pressure and designed to maintain the troubling status quo.
•	On March 1, 2018, Land & Buildings delivered a letter to the Company’s General Counsel, EVP and Assistant Secretary, Chris B. Heaphy, providing formal notice to the Company, in accordance with the Bylaws, of Land & Buildings’ nomination of Mr. Litt for election to the Board at the Annual Meeting and the submission of a non-binding business to be presented at the Annual Meeting regarding the elimination of the dual class voting stock structure by requesting that the Board make an offer for the Taubman Family’s Series B Preferred Stock.
•	On March 2, 2018, Land & Buildings issued a press release announcing its nomination of a director candidate for election at the Annual Meeting and its submission of a business proposal for an advisory vote to eliminate the dual class voting structure.
•	On March 16, 2018, the Sixth Circuit heard the Appeal. The Sixth Circuit has not yet issued an opinion on the Appeal.
•	On March 21, 2018, Land & Buildings issued a press release disclosing its concerns with the continued underperformance at the Company and expressing its belief that a true shareholder representative with a deep knowledge of REITs and reginal shopping malls is needed on the Board. Land & Buildings also highlighted a path to avoiding a proxy contest by requesting that Taubman appoint Mr. Litt to the Board and form a Special Committee of the Board to develop a plan to eliminate the Series B Preferred Stock.
•	On March 30, 2018, Land & Buildings delivered a books and records request to the Company pursuant to Section 450.1487 of the Michigan Business Corporation Act.
•	On April 5, 2018, Land & Buildings filed its preliminary proxy statement in connection with the Annual Meeting.
•	On April 20, 2018, Land & Buildings filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.

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REASONS FOR THE SOLICITATION

As a long-term shareholder of the Company, Land & Buildings has studied Taubman and the shopping mall industry very closely over the last 25 years. In doing so, we have carefully analyzed the Company’s operating and financial performance, competitive landscape, and corporate governance.

Given the Company’s continued underperformance since our prior campaign to elect director candidates to the Board at the 2017 Annual Meeting and the governance concerns that remain, we believe it is time for a true shareholder representative with a deep knowledge of REITs and regional shopping malls to be added to the Board. Importantly, despite our good faith attempt to reach an amicable resolution with Taubman to avoid the expense and distraction of a proxy contest at this year’s Annual Meeting, the Company has apparently refused to entertain our request to voluntarily add our Nominee to the Board and to form a Special Committee of the Board to develop a plan to eliminate the Series B Preferred Stock. We believe this demonstrates the Board’s continued desire to maintain the troubling status quo.

We are therefore soliciting your support to elect our Nominee at the Annual Meeting because we have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance shareholder value at the Company. We believe our Nominee would bring significant and relevant experience, new insight and a fresh perspective to the Board as well as a deep commitment to shareholder-alignment.

Land & Buildings’ Prior Engagement with Taubman

Over the course of approximately the past two years, Land & Buildings has repeatedly tried to have a meaningful dialogue with Taubman’s Board and management team. Our goal has been, and continues to be, to work constructively with the Company to explore strategies to maximize value for all Taubman Centers shareholders and to reverse the persistent underperformance of the Company – which in our view, is directly a result of the Taubman Family’s dominance over the Board and management. Unfortunately, these efforts at meaningful engagement have proven futile.

By way of brief background, as you may recall, we were compelled to nominate two director candidates at the 2017 Annual Meeting given the Board’s apparent refusal to reach an amicable resolution with us that addressed the changes that we believed were necessary at the Company to drive shareholder value. Despite Chairman, CEO and President Bobby Taubman and Lead Director Myron Ullman being re-elected at the 2017 Annual Meeting, which we believe was a result of the Company’s eleventh-hour commitment to declassify and refresh the Board just two days before the 2017 Annual Meeting1, Land & Buildings’ nominees received near unanimous support from active managers and unanimous support from all three of the proxy advisory firms ISS, Glass Lewis and Egan-Jones. The bottom line is that a majority of non-Taubman family shareholders sent a clear message that change is needed at the Company by voting in favor of the election of Land & Buildings’ nominees at the 2017 Annual Meeting (and thereby, effectively voting against the election of the Taubman CEO/Chairman and Lead Director). When reviewing the results for the 2017 Annual Meeting and eliminating the influence of the Taubman-controlled Series B Preferred Stock, the results present a stark difference from the actual outcome. The Land & Buildings nominees received at least 27.8% more votes than the targeted Taubman nominees at the 2017 Annual Meeting.

1 We believe this eleventh-hour promise likely swayed several key passive investors to support Taubman’s nominees. Based on the tabulation of the Company’s voting results at that time, we understand that several key investors had not yet voted and/or later reversed their vote, and ultimately voted for the Company’s nominees after the announced commitment to declassify the Board. Based on past voting practices and/or policies of certain key investors, we understand that they support good corporate governance and typically vote in favor of management if the company commits to, and/or enacts, governance enhancements that benefit shareholders.

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Unfortunately, since the 2017 Annual Meeting, we believe the Board has continued to demonstrate its disregard for the voices of Taubman shareholders, which compelled us to request the calling of a special meeting of Taubman shareholders and the Company’s performance compared to its peers has remained dismal, as detailed below.

We are Concerned with Taubman’s Continued Underperformance

The troubling pattern of poor shareholder returns, disappointing operating results and perplexing capital allocation decisions has persisted at Taubman.

The Company has a long history of stock price underperformance, as it has been outperformed by its Class A Mall Peers2 by 56%, 24% and 20% over the past 1-, 3- and 5-year periods3.

Total Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year	Since Annual Meeting
Taubman Centers	-19%	-23%	-26%	-16%
Class A Mall Peer Avg.	37%	1%	-6%	6%
TCO Underperformance	-56%	-24%	-20%	-22%

Source: Bloomberg

We believe this poor performance has been primarily driven by a number of factors, including:

•	Poor operating performance with EBITDA margins declining in 2017, expanding to a shocking 930 bps below its Class A Mall Peers;
•	Poor capital allocation decisions, including lower than expected development yields and later delayed stabilization dates, resulting in inferior returns on new investments; and
•	Poor corporate governance practices, as described in more detail below.

Furthermore, Taubman’s performance over the past year has remained disappointing and concerning:

•	Since the 2017 Annual Meeting, shares of Taubman declined by 16%, underperforming its Class A Mall Peers by 22%;[4]

2 Class A Mall Peers defined by Land & Buildings as Taubman’s high quality Class A Mall Peers GGP, Inc., The Macerich Company, Simon Property Group Inc. (collectively, “Class A Mall Peers”), which are the only U.S. publicly traded regional mall companies (in addition to Taubman) that primarily own class A, high sales productivity, enclosed regional malls.

3 Based on unaffected total returns through November 9, 2017 prior to activism reported by REIT Wrap on November 10, 2017.

4 Based on unaffected total returns from May 31, 2017 through November 9, 2017 prior to activism reported by REIT Wrap on November 10, 2017.

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•	Taubman’s best-in-class portfolio continues to generate lackluster operating results, with same store net operating income of only 0.7%[5] in 2017, 180 basis points below its Class A Mall Peers and releasing spreads again worst amongst its Class A Mall Peers; and
•	Taubman’s balance sheet remains overleveraged for even longer than it had anticipated, with debt to EBITDA not expected to reach its targeted range of 6-8x until 2020 versus prior expectations of 2019.

We are Concerned with Taubman’s Continued Poor Corporate Governance

Despite the Company’s announced commitment to declassify and refresh the Board in the months following the 2017 Annual Meeting, Taubman remained opaque in its communications with shareholders regarding the timing of the promised corporate governance changes, despite our many requests that the Board give shareholders full transparency in the timing and details of the changes. As a result, Land & Buildings was compelled to file proxy materials to call a special meeting of shareholders requesting approval of proposals related to the immediate de-staggering and refreshment of the Board. Land & Buildings believes this action ultimately compelled Taubman to subsequently disclose to shareholders the timing and details surrounding its commitment to de-stagger and refresh the Board. We believe Taubman shareholders deserve directors who will proactively do what is right for shareholders and work tirelessly to enhance value, not ones who appear only committed to doing so in the face of shareholder pressure. Further, while the Company could have committed to provide for a more accelerated declassification, by, for example, asking all Board members to agree to stand for re-election annually, it has chosen to effectuate a phased-in declassification and thus, the Board will not be fully declassified until the 2020 Annual Meeting of Shareholders.

Perhaps most concerning to Land & Buildings is the Company’s apparent refusal to take action to eliminate the dual-class voting structure that has enabled the Taubman Family to effectively control the Company through its 30% voting power, which the Taubman Family purchased in 1998 for a mere $38,400. Land & Buildings believes the dual-class voting structure has served to disenfranchise common shareholders and will continue to do so until eliminated. For this reason, Land & Buildings is submitting a non-binding proposal for approval by shareholders at the Annual Meeting requesting that the Company take steps to eliminate the dual-class voting structure, as described in more detail below.

In addition to the concerns noted above, we believe Taubman has taken additional steps to further disenfranchise shareholders. On September 29, 2017, the Company amended its Bylaws without shareholder approval to limit the jurisdiction in which shareholders can legally challenge the Company to Taubman’s home turf in Michigan. Leading proxy voting advisory firms ISS and Glass Lewis appear to share Land & Buildings’ concerns. According to Glass Lewis, “bylaw provisions limiting a shareholder’s choice of legal venue are not in the best interests of shareholders” and “may effectively discourage the use of shareholder claims by increasing their associated costs and making them more difficult to pursue.” Further, ISS generally recommends voting “against or withhold from directors individually, committee members, or the entire board…if the board amends the company's bylaws or charter without shareholder approval in a manner that materially diminishes shareholders' rights or that could adversely impact shareholders…”, taking into consideration certain factors, including the board’s rationale for adopting such a bylaw provision without shareholder ratification. Taubman’s September 29th Form 8-K disclosing the Bylaw amendment lacks any rationale for adopting such a Bylaw provision.

5 As disclosed in Company filings, excluding lease termination fees.

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Further, in November 2017, Taubman announced the addition of two new directors. Unfortunately, rather than selecting directors with no affiliations or ties to the Company or the Taubman Family, the Board chose to appoint (i) Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley and (ii) Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which close Taubman Family6 friend was the chairman of for many years. Of all the highly-qualified individuals that we believe could represent Taubman shareholders, including Land & Buildings’ prior nominees that non-Taubman family shareholders supported, the Board chose a person with ties to the Taubman Family and an advocate for the Company during its IPO. The Board has seemingly failed to embrace the need for true independence in the boardroom, which demonstrates to us that the corporate governance and board selection process appear to remain fundamentally broken at Taubman.

Land & Buildings’ Nominee Has Deep Knowledge of the Real Estate Industry and Would Bring a Shareholder Mindset to the Board

We believe a true shareholder representative, one that has already been supported by a majority of common shareholders at the 2017 Annual Meeting, with a deep knowledge of REITs and regional shopping malls is needed on the Board. Only then do we believe the Board will have the shareholder alignment necessary to properly hold management accountable and provide effective oversight of the Company and to ensure that it pursues opportunities to protect and enhance shareholder value.

This is why we are nominating Land & Buildings’ Founder and Chief Investment Officer Jonathan Litt as a director candidate for election at the Annual Meeting. Mr. Litt has significant experience in the REIT industry, including as Founder and CIO of Land & Buildings Investment Management, LLC, a registered investment advisor specializing in publicly traded real estate and real estate related securities that owns a sizeable stake in Taubman, which he founded in 2008 and prior to that, as Managing Director and Senior Global Real Estate Analyst at Citigroup, where he was responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries.

Notably, the lack of any response or engagement from Taubman in connection with our request for the Company to add our Nominee to the Board and to form a Special Committee of the Board to develop a plan to eliminate the Series B Preferred Stock, has only solidified our belief that change is desperately needed on the Board. Our proposal to Taubman not only would have avoided a costly proxy contest but would have addressed the need for a true shareholder representative in the boardroom and importantly, demonstrated a willingness to listen to its common shareholders.

We remind you that the Company previously committed to adding an additional director before the 2019 Annual Meeting so we find the Company’s failure to engage with us regarding the appointment of our Nominee to the Board deeply troubling, particularly given that non-Taubman shareholders previously indicated their support for Mr. Litt by voting in favor of his election at the 2017 Annual Meeting. We are likewise concerned with the Company’s failure to engage with us regarding our request for the Board to form a Special Committee to eliminate the dual class voting structure. The Company could simply follow in the footsteps of peers such as Forest City Realty Trust who have addressed this problem themselves. For this reason, we are moving forward with the submission of our non-binding business proposal regarding the elimination of the dual class voting structure, as described in more detail below.

Land & Buildings’ Proposal Will Help Eliminate the Shareholder-Unfriendly Dual Class Voting Structure

We believe the Company’s dual class voting structure has served to disenfranchise common shareholders to the benefit of the Taubman Family. This structure effectively gives the Taubman Family 30% of the voting power, despite collectively owning just 2% of Taubman Common Stock. Leading proxy voting advisory firms ISS and Glass Lewis appear to share our concerns.

6 Michael Price is the former Chairman of Franklin Mutual Advisers. Land & Buildings previously engaged in a conversation with Mr. Price, during which he informed Land & Buildings that he was a friend of Al Taubman, the Founder of Taubman Centers and the father of Chairman, President and CEO Bobby Taubman. Mr. Price also noted that he first met Bobby decades ago and walked malls with Bobby at the time.

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In recommending that Taubman shareholders vote for the election of Land & Buildings’ slate of nominees at the 2017 Annual Meeting, ISS and Glass Lewis stated:

“(T)he Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as…a dual-class voting stock structure, among others, to disenfranchise common shareholders… have contributed to sub-optimal operational and TSR performance in recent years.” (emphasis added) – Glass Lewis

“The board's decision, including the decision to incur the obligation to issue the Series B shares, has resulted in a situation in which the minority unitholders control the public equity without owning a commensurate share of that public equity (and admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status). Commandeering the shareholder vote has a cost that's difficult to quantify given that some of the repercussions are relatively concrete, and others are somewhat abstract though no less consequential.” (emphasis added) - ISS

Further, in recommending that Taubman shareholders consent to Land & Buildings’ request to call a special meeting of shareholders to immediately de-stagger and refresh the Board, Glass Lewis stated the following:

“Had the Taubman family's voting power been limited to 8.2%, instead of the 30.2% it has as a result of the dual-class voting stock structure, given the broad support that Land & Buildings received from other shareholders, the Dissident's director nominees would have been elected to the board at the 2017 annual meeting.” (emphasis added)

Land & Buildings is therefore presenting a non-binding business proposal for approval at the Annual Meeting asking shareholders to support our request for the Board to effectively eliminate the dual class voting stock structure. Under our proposal, the Company would offer to exchange 8,000,000 shares of Common Stock for all outstanding shares of the Series B Preferred Stock, which is almost entirely owned by the Taubman Family, or such other amount of shares of Common Stock as the Company and the Taubman Family shall agree.

It is well established that companies can purchase what amounts to controlling interests from insider shareholders. Specifically, the Taubman Family’s controlling interest was previously purchased at Sotheby’s, and last year, the Ratner family’s controlling interest was purchased at Forest City Realty Trust at approximately the same premium as Land & Buildings is proposing for Taubman.

We believe one of Taubman’s most valuable assets is its qualification to be taxed as a REIT. In fact, the Company’s Charter outlines in great detail the actions the Board can take to ensure that the REIT status is maintained. Troublingly, we continue to believe the Taubman Family’s ownership of the Series B Preferred Stock violates the Company’s ownership limit set forth in the Charter and could jeopardize the Company’s REIT status.7 Even ISS highlighted this ownership concern in its report for the 2017 Annual Meeting as noted above, stating “admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status”. Buying the Series B Preferred Stock from the Taubman Family would eliminate this risk and finally put common shareholders on an equal playing field as the Taubman Family insiders.

7 On August 16, 2017, the District Court dismissed Counts II and III of Land & Buildings’ Amended Complaint, which alleged that TCO breached the Charter by permitting the Taubman defendants to vote in excess of 8.23% of the value of TCO’s outstanding Capital Stock. The District Court concluded that (i) the market price of the Taubman defendants’ Series B Preferred Stock is “nominal” since “the charter itself establishes that the liquidation value of Series B preferred stock is $.001 per share and that Series B stock is convertible at a ratio of 14,000 to 1”; (ii) “the Board used this valuation formula to assign nominal value to Series B stock and conclude that the Taubman family’s holdings did not violate the ownership limit”; and (iii) “the Board’s determination” is “final and binding” under Section 2(d)(vii) of Article 3 of the Charter. On September 13, 2017, Land & Buildings appealed the Order to the Sixth Circuit, which heard the Appeal on March 16, 2018. The Sixth Circuit has not yet issued an opinion on the Appeal.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of nine directors. On November 9, 2017, the Company announced that it amended the Bylaws to provide for a phased-in declassification of the Board. Specifically, the Bylaws were amended to elect directors for one-year terms beginning with the class of directors to be elected at this year’s Annual Meeting. According to the Company, later classes will also stand for one-year terms at subsequent annual meetings, and the Board will be fully declassified by the 2020 Annual Meeting of Shareholders when the directors in the 2017 director class complete their elected terms.

We believe that the terms of three directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominee, who, if elected, will serve until the 2019 Annual Meeting and until his successor shall have been duly elected and qualified, or until his death, resignation, or removal. According to the Company's proxy statement, the Company intends to nominate three candidates for election to the Board. Your vote to elect our Nominee will have the legal effect of replacing one incumbent director with the Nominee. If elected, our Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that he can implement the actions that he believes are necessary to enhance shareholder value. There is no assurance that any incumbent director will serve as a director if our Nominee is elected to the Board. You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominee. The age shown below is as of the date of the filing of this proxy statement. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominee should serve as a director of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominee. The Nominee is a citizen of the United States.

Jonathan Litt, age 53, is the Founder and Chief Investment Officer of Land & Buildings Investment Management, LLC, a registered investment advisor specializing in publicly traded real estate and real estate related securities, which he founded in 2008. Prior to founding Land & Buildings, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup, where he was responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries. Mr. Litt has served as a director of Children with Dyslexia Scholarship Fund since 1998 and Land & Buildings Offshore Fund, Ltd. since 2008. He previously served as a director of Mack-Cali Realty Corporation (NYSE: CLI), a leading owner, manager, and developer of office and class A residential real estate throughout the Northeast, from March 2014 to August 2016, where he served as a member of the Audit Committee. Mr. Litt holds a Bachelor of Arts degree in Economics from Columbia University and a Master of Finance degree from New York University's Stern School of Business. Land & Buildings believes that Mr. Litt is well-qualified to serve as a director of the Company given his extensive experience as a director, his lengthy history in the real estate investment industry, and his expertise gained as Founder and Chief Investment Officer of Land & Buildings Investment Management, LLC.

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The principal business address of Mr. Litt is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

As of the date hereof, Mr. Litt directly owns 436 shares of the Company’s 6.5% Series J Cumulative Redeemable Preferred Stock (the “Series J Preferred Stock”). Reference is made to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) for details regarding the Series J Preferred Stock, including the preferences, limitations as to dividends, voting and other rights, and the terms and conditions of redemption of the Series J Preferred Stock.

In addition, Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Opportunity and L&B Capital and the investment advisor of certain managed accounts (the “Managed Accounts”), may be deemed the beneficial owner of the (i) 251,400 shares of Common Stock owned directly by L&B Capital, (ii) 217,600 shares of Common Stock owned directly by L&B Opportunity, and (iii) 645,947 shares of Common Stock held in the Managed Accounts. Mr. Litt has not entered into any transactions in securities of the Company during the past two years. For information regarding transactions in securities of the Company during the past two years by L&B Capital, L&B Opportunity and L&B Management through the Managed Accounts, see Schedule I.

As noted above, L&B Capital previously nominated the Nominee as well as Charles Elson (collectively, the “2017 Nominees”) for election to the Board at the 2017 Annual Meeting. In connection with such nomination, Land & Buildings filed definitive proxy materials and solicited proxies in support of the election of the 2017 Nominees at the 2017 Annual Meeting. Neither of the 2017 Nominees were elected to the Board at the 2017 Annual Meeting. Land & Buildings also previously commenced a solicitation for the calling of a special meeting of shareholders of the Company to request approval of certain proposals related to the immediate de-staggering and refreshment of the Board and filed definitive proxy materials in connection with such solicitation. As a result of the Company’s subsequent announced commitment to de-staggering the Board and details around Board refreshment, Land & Buildings determined to discontinue its solicitation to call a special meeting of shareholders.

On May 17, 2017, L&B Management commenced an action in the District Court against the Company, Robert S. Taubman, William S. Taubman, Gayle Taubman Kalisman, R&W-TRG LLC, Taubman Ventures Group LLC, TG Partners, and TF Associates, LLC. The Amended Complaint, filed on June 5, 2017, asserted two claims, one for breach of the Charter and one for violation of Section 14(a) of the Exchange Act. L&B Management alleged that TCO had failed to appropriately apply an ownership limit set forth in its Charter, thereby allowing the Taubman Family to own the Series B Preferred Stock in excess of the permitted limit and to exercise disproportionate control over TCO. L&B Management also alleged that TCO had issued a proxy statement containing false and misleading statements regarding the valuation of its Series B Preferred Stock. On August 16, 2017, the District Court entered the Order dismissing the Amended Complaint on the ground that it failed to state a claim upon which relief can be granted. Specifically, the District Court dismissed Counts II and III of the Amended Complaint, which alleged that TCO breached the Charter by permitting the Taubman Defendants to vote in excess of 8.23% of the value of TCO’s outstanding Capital Stock. The District Court concluded that (i) the market price of the Taubman defendants’ Series B Preferred Stock is “nominal” since “the charter itself establishes that the liquidation value of Series B preferred stock is $.001 per share and that Series B stock is convertible at a ratio of 14,000 to 1”; (ii) “the Board used this valuation formula to assign nominal value to Series B stock and conclude that the Taubman family’s holdings did not violate the ownership limit”; and (iii) “the Board’s determination” is “final and binding” under Section 2(d)(vii) of Article 3 of the Charter. L&B Management appealed the Order to the Sixth Circuit on September 13, 2017. A hearing on the Appeal was held on March 16, 2018 in the Sixth Circuit. The Sixth Circuit has not yet issued an opinion on the Appeal.

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Land & Buildings believes that the Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Rule 303A.02 and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. The Nominee is not a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, and except for compensation received by Mr. Litt as an employee of Land & Buildings, there are no arrangements or understandings between Members of Land & Buildings and the Nominee or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Except as otherwise disclosed herein in connection with the appeal of the Order, the Nominee is not a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominee will be unable to stand for election, but, in the event the Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Voting Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Land & Buildings that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEE ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee has appointed KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 and is proposing that shareholders ratify such appointment. The Company is submitting the appointment of KPMG LLP for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR the Fiscal year ending December 31, 2018 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2018 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.”

As disclosed in the Company’s proxy statement, the shareholder vote on the say-on-pay proposal is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee of the Board; however, the Company has disclosed that to the extent there is any significant vote against the named executive officer compensation as disclosed in the Company’s proxy statement, the Company will consider shareholders’ concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 4

APPROVAL OF 2018 OMNIBUS LONG-TERM INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve The Taubman Company LLC 2018 Omnibus Long-Term Incentive Plan (the “2018 LTI Plan”) to replace the The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan (the “2008 LTI Plan”) under which the Company grants equity awards. The 2008 LTI Plan is scheduled to expire on May 29, 2018. According to the Company, the Company grants equity incentive awards to motivate its officers, directors, employees and service providers to achieve long-term financial and strategic goals and to attract and retain its officers, directors and key employees.

According to the Company’s proxy statement, if the 2018 LTI Plan is approved by shareholders, awards previously granted under the 2008 LTI Plan would remain outstanding pursuant to the terms of the 2008 Plan. The remaining shares of Common Stock and The Taubman Realty Group Limited Partnership (“TRG”) profits units under the 2008 LTI Plan would not be rolled into the 2018 LTI Plan and would not become available for grant thereunder. Under the 2018 LTI Plan, 2,800,000 shares of common stock and of TRG profits units will be available for issuance.

As disclosed in the Company’s proxy statement, the Compensation Committee approved the 2018 LTI Plan on April 16, 2018, subject to shareholder approval at the Annual Meeting. According to the Company, if shareholders do not approve the 2018 LTI Plan, the Company would be unable to issue equity awards after the expiration of the 2008 LTI Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO approval OF THE 2018 LTI plan AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 5

ADVISORY VOTE ON THE ELIMINATION OF the dual class voting stock structure

On March 1, 2018, Land & Buildings submitted a non-binding business proposal to the Company for approval by shareholders at the Annual Meeting to eliminate the dual class voting stock structure. As set forth in detail above in the section titled “Reasons for the Solicitation”, we believe the Company’s dual class voting structure serves to disenfranchise shareholders and has enabled the Taubman Family to effectively control the Company through its 30% voting power. Leading proxy voting advisory firms ISS and Glass Lewis appear to share our concerns. In recommending that Taubman shareholders vote for the election of Land & Buildings’ nominees at the 2017 Annual Meeting, ISS and Glass Lewis stated:

“(T)he Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as…a dual-class voting stock structure, among others, to disenfranchise common shareholders… have contributed to sub-optimal operational and TSR performance in recent years.” (emphasis added) – Glass Lewis

“The board's decision, including the decision to incur the obligation to issue the Series B shares, has resulted in a situation in which the minority unitholders control the public equity without owning a commensurate share of that public equity (and admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status). Commandeering the shareholder vote has a cost that's difficult to quantify given that some of the repercussions are relatively concrete, and others are somewhat abstract though no less consequential.” (emphasis added) - ISS

Further, in recommending that Taubman shareholders consent to Land & Buildings’ request to call a special meeting of shareholders to immediately de-stagger and refresh the Board, Glass Lewis stated the following:

“Had the Taubman family's voting power been limited to 8.2%, instead of the 30.2% it has as a result of the dual-class voting stock structure, given the broad support that Land & Buildings received from other shareholders, the Dissident's director nominees would have been elected to the board at the 2017 annual meeting.”

By eliminating the dual class voting structure, we believe Taubman shareholders would have a more meaningful role in the election of directors. In fact, as the new SEC Commissioner, Robert J. Jackson Jr., recently opined on the efficacy of dual class share structures, which are granted in perpetuity: “Do Main Street investors in our public markets benefit when corporate insiders maintain outsized control in perpetuity?”

Accordingly, we are asking shareholders to vote in favor of the following resolution:

“RESOLVED, that the shareholders of Taubman Centers, Inc. request that the Board of Directors take the necessary steps to authorize the Board of Directors to eliminate the dual class voting stock structure by offering to exchange 8,000,000 shares of Common Stock for all outstanding shares of the Series B Non-Participating Convertible Preferred Stock, par value $0.001 per share, which is almost entirely owned by the members of the Taubman family, or such other amount of shares of Common Stock as Taubman Centers, Inc. and the members of the Taubman family shall agree.”

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This proposal is non-binding on the Company.  If shareholders vote to approve this proposal at the Annual Meeting, however, we would expect the Company to seriously consider the views of its shareholders in determining whether to implement this proposal.

WE RECOMMEND YOU VOTE “FOR” THE elimination of the dual class voting stock structure proposal

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VOTING AND PROXY PROCEDURES

According to the Company’s proxy statement, holders of Common Stock and Series B Preferred Stock (on a fully converted basis) vote together as a single class on all matters at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Voting Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Voting Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Voting Stock after the Record Date.

Shares of Voting Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominee, FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, AGAINST the advisory vote to approve the Company’s executive compensation, AGAINST approval of the 2018 LTI Plan, and FOR the elimination of the dual class voting stock structure proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our Nominee, but also the candidates who have been nominated by the Company other than [_____]. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Voting Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Voting Stock as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in “street name” and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Voting Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

24

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors will be elected pursuant to a plurality voting standard, which means that the three nominees for director receiving the highest number of “FOR” votes will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a “broker non-vote” will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and “broker non-votes” will have no direct effect on the outcome of the election of directors.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of KPMG LLP will be deemed to have been ratified if the holders of two-thirds of the outstanding shares of Voting Stock vote in favor of ratification. The Company has indicated that “broker non-votes” and abstentions will act as a vote against this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if the holders of two-thirds of the outstanding shares of Voting Stock vote in favor of the Company’s resolution on executive compensation. The Company has indicated that “broker non-votes” and abstentions will act as a vote against this proposal.

Approval of the 2018 LTI Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, the vote on the 2018 LTI Plan will be approved if the holders of two-thirds of the outstanding shares of Voting Stock vote in favor of the 2018 LTI Plan. The Company has indicated that “broker non-votes” and abstentions will act as a vote against this proposal.

Non-Binding Proposal to Eliminate the Dual Class Voting Stock Structure – According to the Company’s proxy statement, although the vote is non-binding, if a quorum is present, the elimination of the dual class voting stock structure will be approved if the holders of two-thirds of the outstanding shares of Voting Stock vote in favor of this proposal. The Company has indicated that “broker non-votes” and abstentions will act as a vote against this proposal.

Under applicable Michigan law, none of the holders of Voting Stock is entitled to dissenters’ rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Land & Buildings’ recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to Land & Buildings in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Land & Buildings in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Voting Stock. Additionally, D.F. King may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD AND FOR THE ELIMINATION OF THE DUAL CLASS VOTING STOCK STRUCTURE PROPOSAL, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

25

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Land & Buildings. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Land & Buildings have entered into an agreement with D.F. King for solicitation and advisory services in connection with this solicitation, for which D.F. King will receive a fee not to exceed $850,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Land & Buildings has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Voting Stock they hold of record. Land & Buildings will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately 40 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Land & Buildings. Costs of this solicitation of proxies are currently estimated to be approximately $1,100,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Land & Buildings estimates that through the date hereof its expenses in connection with this solicitation are approximately $100,000. Land & Buildings intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Land & Buildings does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Members of Land & Buildings are participants in this solicitation.

The principal business of each of L&B Capital, a Delaware limited partnership, and L&B Opportunity, a Delaware limited partnership, is serving as a private investment fund. The principal business of L&B GP, a Delaware limited partnership, is serving as the general partner of each of L&B Capital and L&B Opportunity. The principal business of L&B Management, a Delaware limited liability company, is serving as the investment manager of each of L&B Capital and L&B Opportunity and as the investment advisor of the Managed Accounts. Mr. Litt serves as the managing principal of L&B Management.

The address of the principal office of each of L&B Capital, L&B Opportunity, L&B GP, and L&B Management is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

As of the date hereof, L&B Capital directly owns 251,400 shares of Common Stock. As of the date hereof, L&B Opportunity directly owns 217,600 shares of Common Stock. As of the date hereof, 645,947 shares of Common Stock were held in the Managed Accounts. L&B GP, as the general partner of each of L&B Capital and L&B Opportunity, may be deemed the beneficial owner of an aggregate of 469,000 shares of Common Stock, owned by L&B Capital and L&B Opportunity. L&B Management, as the investment manager of each of L&B Capital and L&B Opportunity, and as the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 1,114,947 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts. Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Capital and L&B Opportunity and the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 1,114,947 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts.

26

Each participant in this solicitation, as a member of a group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 1,114,947 shares of Common Stock and 436 shares of Series J Preferred Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of L&B Capital, L&B Opportunity, and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted on Schedule I. The shares of Series J Preferred Stock purchased by Mr. Litt were purchased in the open market with personal funds.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

Except as set forth in this Proxy Statement in connection with the appeal of the Order, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Land & Buildings is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Land & Buildings is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

27

Shareholder PROPOSALS

According to the Company’s proxy statement, any shareholder proposal intended to be included in the Company's proxy statement and form of proxy for the 2019 Annual Meeting (pursuant to Rule 14a-8 of the Exchange Act) must be received by the Company's Assistant Secretary, Chris Heaphy, 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 by the close of business on _____, 2018, and must otherwise be in compliance with the requirements of the SEC's proxy rules.

According to the Company’s proxy statement, any director nomination or shareholder proposal of other business intended to be presented for consideration at the 2019 Annual Meeting, but not intended to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company at the address in the preceding paragraph between ______, 2018 and the close of business on ______, 2018 to be considered timely. However, if the 2019 Annual Meeting occurs more than 30 days before or 60 days after ______, 2018, the Company must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2019 Annual Meeting or the 10th day following the day on which public announcement is made of the date of the 2019 Annual Meeting, and (B) not earlier than the 120th day prior to the 2019 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2019 Annual Meeting is based on information contained in the Company’s proxy statement. The incorporation of this information in this proxy statement should not be construed as an admission by Land & Buildings that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING based on reliance on Rule 14a-5(c). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Land & Buildings Capital Growth Fund, LP

_________________, 2018

28

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Date of Purchase/Sale

land & buildings capital growth fund, lp

Purchase of Common Stock	87,500	05/04/2016
Purchase of Common Stock	22,300	06/09/2016
Purchase of Common Stock	18,100	06/24/2016
Sale of Common Stock	(19,200)	06/29/2016
Sale of Common Stock	(10,900)	06/30/2016
Purchase of Common Stock	21,200	07/11/2016
Purchase of Common Stock	10,900	07/19/2016
Sale of Common Stock	(23,400)	07/27/2016
Purchase of Common Stock	10,900	08/18/2016
Purchase of Common Stock	22,300	08/31/2016
Purchase of Common Stock	7,600	09/02/2016
Purchase of Common Stock	9,100	09/06/2016
Purchase of Common Stock	5,300	09/07/2016
Purchase of Common Stock	5,300	09/08/2016
Purchase of Common Stock	3,500	09/12/2016
Purchase of Common Stock	15,100	02/16/2017
Purchase of Common Stock	19,600	05/10/2017
Purchase of Common Stock	8,200	05/12/2017
Purchase of Common Stock	6,800	05/15/2017

I-1

Purchase of Common Stock	7,900	05/16/2017
Purchase of Common Stock	23,600	05/17/2017
Purchase of Common Stock	16,800	07/05/2017
Purchase of Common Stock	19,400	11/10/2017
Sale of Common Stock	(11,400)	12/15/2017
Sale of Common Stock	(8,300)	12/18/2017
Sale of Common Stock	(5,100)	12/20/2017
Sale of Common Stock	(5,200)	12/21/2017
Sale of Common Stock	(5,200)	12/22/2017
Sale of Common Stock	(5,100)	12/26/2017
Sale of Common Stock	(5,100)	12/27/2017
Sale of Common Stock	(24,200)	12/29/2017
Purchase of Common Stock	16,100	03/01/2018
Purchase of Common Stock	17,000	03/13/2018

L & B REAL ESTATE OPPORTUNITY FUND, LP

Purchase of Common Stock	29,600	05/04/2016
Purchase of Common Stock	6,900	06/09/2016
Purchase of Common Stock	5,400	06/24/2016
Purchase of Common Stock	4,500	07/06/2016
Purchase of Common Stock	9,100	07/11/2016
Purchase of Common Stock	8,000	07/19/2016
Sale of Common Stock	(11,400)	07/27/2016
Purchase of Common Stock	11,900	08/18/2016
Purchase of Common Stock	4,500	08/31/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	4,400	09/08/2016
Purchase of Common Stock	16,300	10/17/2016
Purchase of Common Stock	4,300	02/16/2017
Purchase of Common Stock	2,800	05/10/2017
Purchase of Common Stock	1,600	05/12/2017

I-2

Purchase of Common Stock	1,300	05/15/2017
Purchase of Common Stock	26,400	05/16/2017
Purchase of Common Stock	79,100	05/17/2017
Purchase of Common Stock	6,900	05/18/2017
Purchase of Common Stock	13,800	07/05/2017
Purchase of Common Stock	12,400	11/10/2017
Sale of Common Stock	(9,600)	12/15/2017
Sale of Common Stock	(7,000)	12/18/2017
Sale of Common Stock	(4,300)	12/20/2017
Sale of Common Stock	(4,300)	12/21/2017
Sale of Common Stock	(4,400)	12/22/2017
Sale of Common Stock	(4,300)	12/26/2017
Sale of Common Stock	(4,300)	12/27/2017
Purchase of Common Stock	2,900	03/01/2018
Purchase of Common Stock	11,000	03/13/2018

land & buildings investment management, llc

(Through the Managed Accounts)

Purchase of Common Stock	5,300	05/04/2016
Purchase of Common Stock	1,300	06/09/2016
Purchase of Common Stock	1,100	06/24/2016
Sale of Common Stock	(6,300)	06/28/2016
Purchase of Common Stock	2,600	07/11/2016
Purchase of Common Stock	700	07/19/2016
Sale of Common Stock	(1,300)	07/27/2016
Purchase of Common Stock	25,700	08/18/2016
Purchase of Common Stock	21,700	08/22/2016
Purchase of Common Stock	24,800	08/23/2016
Purchase of Common Stock	1,300	08/31/2016
Purchase of Common Stock	4,500	08/31/2016

I-3

Purchase of Common Stock	53,400	09/01/2016
Purchase of Common Stock	5,285	09/02/2016
Purchase of Common Stock	27,100	09/02/2016
Purchase of Common Stock	6,162	09/06/2016
Purchase of Common Stock	32,300	09/06/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	56,600	09/07/2016
Purchase of Common Stock	3,700	09/08/2016
Purchase of Common Stock	59,300	09/08/2016
Purchase of Common Stock	70,500	09/09/2016
Purchase of Common Stock	2,700	09/12/2016
Purchase of Common Stock	2,300	09/12/2016
Purchase of Common Stock	16,700	10/17/2016
Purchase of Common Stock	13,700	02/16/2017
Purchase of Common Stock	4,500	05/10/2017
Purchase of Common Stock	2,600	05/12/2017
Purchase of Common Stock	2,100	05/15/2017
Purchase of Common Stock	2,100	05/16/2017
Purchase of Common Stock	6,500	05/17/2017
Purchase of Common Stock	5,000	07/05/2017
Purchase of Common Stock	24,400	07/21/2017
Purchase of Common Stock	73,100	07/24/2017
Purchase of Common Stock	43,100	11/01/2017
Purchase of Common Stock	23,600	11/10/2017
Purchase of Common Stock	51,000	12/01/2017
Sale of Common Stock	(56,600)	12/05/2017
Purchase of Common Stock	28,700	12/05/2017
Sale of Common Stock	(22,500)	12/15/2017
Sale of Common Stock	(16,500)	12/18/2017
Sale of Common Stock	(10,300)	12/20/2017
Sale of Common Stock	(10,200)	12/21/2017
Sale of Common Stock	(10,494)	12/22/2017
Sale of Common Stock	(10,103)	12/26/2017
Sale of Common Stock	(10,103)	12/27/2017
Purchase of Common Stock	29,000	01/02/2018
Sale of Common Stock	(24,600)	02/27/2018
Purchase of Common Stock	8,500	03/01/2018
Purchase of Common Stock	5,800	03/08/2018
Purchase of Common Stock	69,300	03/13/2018

I-4

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on April 16, 2018.

The following table sets forth information regarding the beneficial ownership of the Company’s equity securities as of April 2, 2018 by each director and named executive officer (NEO) and all of the directors and executive officers as a group. The following table also sets forth information regarding the beneficial ownership of the Company’s Voting Stock by beneficial owners of more than 5% of either class of the Company’s Voting Stock. Each share of common stock and Series B Preferred Stock is entitled to one vote on each matter to be voted upon at the annual meeting.

The share information set forth in the table below (both numbers of shares and percentages) reflects ownership of common stock and Series B Preferred Stock in aggregate. The notes to the table include information regarding Series B Preferred Stock holdings of Robert Taubman, William Taubman, Gayle Taubman Kalisman, the A. Alfred Taubman Restated Revocable Trust and Taubman Ventures Group LLC. The notes also include the percentage ownership of the shares of common stock and/or Series B Preferred Stock on a separate basis to the extent the holder’s ownership of such class represents greater than 1% of the outstanding shares. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment power with respect to the shares listed below.

		Number of Shares Which Can Be Acquired Within 60 Days of Record Date
Directors, Executive Officers and More Than 5% Shareholders	Number of Shares Owned Directly or Indirectly	Upon Exercise of Options Exercisable Within 60 Days	Held in Deferral Plans	Number of Shares Beneficially Owned		Percent of Shares
Robert S. Taubman	25,629,584	—	871,262	26,500,846	(3)(7)	30.5
Simon J. Leopold	15,024	—	—	15,024		*
William S. Taubman	25,272,788	—	—	25,272,788	(4)(7)	29.4
Peter J. Sharp	2,915	—	—	2,915		*
Paul A. Wright	2,657	—	—	2,657		*
Jerome A. Chazen	60,000	—	42,578	102,578		*
Mayree C. Clark	1,149	—	—	1,149		*
Michael J. Embler	—	—	1,055	1,055		*
Craig M. Hatkoff	6,562	—	—	6,562		*
Cia Buckley Marakovits	4,000	—	5,221	9,221		*
Ronald W. Tysoe	—	—	21,263	21,263		*
Myron E. Ullman, III	15,025	—	8,600	23,625		*
A. Alfred Taubman Restated Revocable Trust	22,503,379	—	—	22,503,379	(5)(7)	26.2
200 E. Long Lake Road, Suite 180
Bloomfield Hills, MI 48304
Gayle Taubman Kalisman	22,976,168	—	—	22,976,168	(6)(7)	26.7
200 E. Long Lake Road, Suite 180
Bloomfield Hills, MI 48304
Taubman Ventures Group LLC	22,498,279	—	—	22,498,279	(7)	26.2
200 E. Long Lake Road, Suite 180
Bloomfield Hills, MI 48304
The Vanguard Group, Inc.	9,540,281	—	—	9,540,281	(8)	11.1
100 Vanguard Blvd.
Malvern, PA 19355
BlackRock, Inc.	6,655,154	—	—	6,655,154	(9)	7.7
55 East 52nd Street
New York, NY 10055
Long Pond Capital, L.P.	4,115,222	—	—	4,115,222	(10)	4.8
527 Madison Avenue, 15th Floor
New York, NY 10022
Vanguard Specialized Funds-Vanguard REIT Index Fund	4,088,165	—	—	4,088,165	(11)	4.8
100 Vanguard Blvd.
Malvern, PA 19355
Directors and Executive Officers as a group
(13 persons)	25,983,775	—	949,978	26,933,753	(12)	31.0

* less than 1%

II-1

(1)	The Company has relied upon information supplied by certain beneficial owners and upon information contained in filings with the SEC. Except as set forth in note 3 regarding TRG units subject to issuance under the option deferral agreement, the share figures assume that all TRG units issued upon the exercise of options (options) granted under the 2008 Omnibus Plan will be immediately exchanged for an equal number of shares of common stock in accordance with the Company’s exchange offer (the Continuing Offer) to holders of options and certain partners in TRG. Share figures shown also assume that outstanding TRG units are not exchanged for common stock under the Continuing Offer (to avoid duplication, as a corresponding number of shares of Series B Preferred Stock are owned by each holder of TRG units) and that outstanding shares of Series B Preferred Stock are not converted into common stock (which is permitted, under specified circumstances, at the ratio of one share of common stock for each 14,000 shares of Series B Preferred Stock, with any resulting fractional shares redeemed for cash). As of April 2, 2018, there were 85,929,433 beneficially owned shares of Voting Stock outstanding, consisting of 60,992,212 shares of common stock and 24,937,221 shares of Series B Preferred Stock.
(2)	See note 3 below for a description of Robert Taubman’s option deferral agreement.

Under the Taubman Centers, Inc. Non-Employee Directors’ Deferred Compensation Plan, the restricted share units granted are fully vested at the time of grant but do not have voting rights. The deferral period continues until the earlier of the termination of director service or a change of control.

(3)	Consists of (A) 239 shares of Series B Preferred Stock owned by Robert Taubman, 1,338,496 shares of Series B Preferred Stock owned by R & W-TRG LLC (R&W), a company owned by Robert Taubman and his brother, William Taubman (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by Taubman Ventures Group LLC (TVG) (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power), 472,650 shares of Series B Preferred Stock owned by TF Associates, LLC (TFA) (shared voting and dispositive power) and 871,262 shares of Series B Preferred Stock subject to issuance under an option deferral agreement (See “Non-qualified Deferred Compensation in 2016” for a description of such agreement) (in aggregate, 96.9% of the Series B Preferred Stock) and (B) 46,275 shares of common stock that Robert Taubman owns, 265,246 shares of common stock that RSTCO, LLC owns, 264,000 shares of common stock owned by an irrevocable trust for which Mr. Taubman is the sole trustee for the benefit of Mr. Taubman and his children, 27,895 of common shares owned in UTMA accounts for the benefit of his children, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 2.5% of the common stock).

To avoid duplication, excludes TRG units owned by Robert Taubman, R&W, TVG, TG Partners and TFA, and 871,262 TRG units subject to issuance under the option deferral agreement. Robert Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and TFA beyond his pecuniary interest in such entities. See note 7.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Citibank, N.A. as collateral for various loans. RSTCO, LLC has pledged 265,246 shares of common stock to Bank of America, N.A. See “Corporate Governance - Insider Trading Policy - Pledging” for additional information regarding such pledges.

II-2

(4)	Consists of (A) 239 shares of Series B Preferred Stock owned by William Taubman, 1,338,496 shares of Series B Preferred Stock owned by R&W (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 472,650 shares of Series B Preferred Stock owned by TFA (shared voting and dispositive power) (in aggregate, 96.8% of the Series B Preferred Stock), and (B) 43,032 shares of common stock that William Taubman owns, 203,588 shares of common stock that WSTCO, LLC owns, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 1.9% of the common stock).

To avoid duplication, excludes TRG units owned by William Taubman, R&W, TVG, TG Partners and TFA. William Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and TFA beyond his pecuniary interest in such entities. See note 7.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Citibank, N.A. as collateral for various loans. WSTCO, LLC has pledged 203,588 shares of common stock to Bank of America, N.A. See “Corporate Governance - Insider Trading Policy - Pledging” for additional information regarding such pledges.

(5)	Includes 100 shares of common stock owned by the A. Alfred Taubman Restated Revocable Trust and 186,837 shares of common stock owned by TVG (shared voting and dispositive power). Also includes 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power) and 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) (in aggregate, 89.5% of the Series B Preferred Stock). To avoid duplication, excludes TRG units of the same amount as Series B Preferred Stock owned by such entities. The A. Alfred Taubman Restated Revocable Trust has sole authority to vote and dispose of the shares of Series B Preferred Stock owned by TG Partners. The A. Alfred Taubman Restated Revocable Trust disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG and TG Partners beyond its pecuniary interest in those entities.
(6)	Consists of 239 shares of Series B Preferred Stock owned by Gayle Taubman Kalisman, 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 472,650 shares of Series B Preferred Stock owned by TFA (shared voting and dispositive power) (in aggregate, 91.4% of the Series B Preferred Stock) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power).

To avoid duplication, excludes the TRG units owned by Gayle Taubman Kalisman, TVG, TG Partners and TFA. Gayle Taubman Kalisman disclaims any beneficial interest in the Voting Stock and TRG units owned by TVG, TG Partners and TFA beyond her pecuniary interest in such entities. See note 7.

(7)	Robert Taubman, William Taubman and Gayle Taubman Kalisman are co-trustees of the A. Alfred Taubman Restated Revocable Trust, and share voting and dispositive power over shares and TRG units beneficially owned by such trust. The A. Alfred Taubman Restated Revocable Trust, Robert Taubman, William Taubman and Gayle Taubman Kalisman may be deemed to beneficially own 186,837 shares of common stock owned by TVG, 5,000 shares of Series B Preferred Stock owned by TG Partners, 22,311,442 shares of Series B Preferred Stock owned by TVG and 472,650 shares of Series B Preferred Stock owned by TFA. Such amounts are disclosed in notes 3, 4, 5 and 6. To avoid duplication, excludes the TRG units owned by TVG, TG Partners and TFA. Each person disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG, TFA and TG Partners beyond such person’s pecuniary interest in such entities.
II-3

(8)	Pursuant to Schedule 13G/A filed with the SEC on February 23, 2018. Represents 15.6% of the common stock. The Vanguard Group, Inc. has sole power to vote 102,326 shares, shared power to vote 78,497 shares, sole power to dispose 9,433,904 shares, and shared power to dispose 106,377 shares.
(9)	Pursuant to Schedule 13G/A filed with the SEC on January 19, 2018. Represents 10.9% of the common stock. This report includes holdings of various subsidiaries of the holding company. BlackRock, Inc. has sole power to vote 6,416,784 shares and sole power to dispose 6,655,154 shares.
(10)	Pursuant to a Schedule 13G filed with the SEC on February 13, 2018. Represents 6.7% of the common stock. This report includes holdings purchased by Long Pond Capital, LP (“Long Pond LP”) through accounts of certain private funds (collectively “the Long Pond Funds”). Long Pond LP serves as the investment manager to the Long Pond Funds and may direct the vote and disposition of the 4,115,222 shares held by the Long Pond Funds. Long Pond Capital GP, LLC serves as the general parter of Long Pond LP and may direct Long Pond LP to direct the vote and disposition of the 4,115,222 shares. As principal of Long Pond LP, John Khoury may direct the vote and disposition of the 4,115,222 shares held by the Long Pond Funds.
(11)	Pursuant to a Schedule 13G/A filed with the SEC on February 2, 2018. Represents 6.7% of the common stock. Vanguard Specialized Funds-Vanguard REIT Index Fund has sole power to vote 4,088,165 shares.
(12)	Consists of an aggregate of (A) 1,885,709 shares of common stock beneficially owned and 78,716 shares of common stock subject to issuance under the Non-Employee Directors’ Deferred Compensation Plan (in aggregate, 3.2% of the common stock), and (B) 24,128,066 shares of Series B Preferred Stock beneficially owned and 871,262 shares of Series B Preferred Stock subject to issuance under the option deferral agreement (see note 3 above) (in aggregate, 96.9% of the Series B Preferred Stock).

See notes 3 and 4 for shares and units pledged as collateral.

II-4

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Voting Stock you own, please give Land & Buildings your proxy “FOR” the election of the Nominee, “FOR” the non-binding proposal to eliminate the dual class voting stock structure, and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

●	SIGNING the enclosed BLUE proxy card;
●	DATING the enclosed BLUE proxy card; and
●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Voting Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Voting Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

BLUE  PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 20, 2018

taubman centers, inc.

ANNUAL MEETING OF ShareholderS

THIS PROXY IS SOLICITED ON BEHALF OF land & buildings capital growth fund, lp, and the other participants in its solicitation

THE BOARD OF DIRECTORS OF taubman centers, inc.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Jonathan Litt, Craig Melcher, Steve Wolosky and Edward McCarthy, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Taubman Centers, Inc. (the “Company”) and all shares of Series B Non-Participating Convertible Preferred Stock of the Company (collectively, the “Voting Stock”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company scheduled to be held on ___________, 2018, at [The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009], at _:___ _.m., Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Voting Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Land & Buildings Capital Growth Fund, LP (“Land & Buildings”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, “AGAINST” PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Land & Buildings’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

LAND & BUILDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1 AND IN FAVOR OF THE NON-BINDING PROPOSAL LISTED BELOW IN PROPOSAL 5.  LAND & BUILDINGS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.

To elect Jonathan Litt (the “Nominee”) and the candidates who have been nominated by the Company other than [_______] for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority, to serve as directors of the Company until the 2019 annual meeting of shareholders.

FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
☐	☐	☐

Note: If you do not wish for your shares of Voting Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares of common stock will be voted for the remaining nominee(s).

________________________________________________________

Land & Buildings does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Land & Buildings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Voting Stock represented by this proxy card will be voted for such substitute nominee(s).

Land & Buildings intends to use this proxy to vote (i) “FOR” Mr. Litt and (ii) “FOR” the candidates who have been nominated by the Company other than [_______], for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominee is elected.

BLUE PROXY CARD

2.	To ratify the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2018.
☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To approve the Company’s 2018 Omnibus Long-Term Incentive Plan.
☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Non-binding proposal to request that the Board eliminate the dual class voting stock structure.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.